UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number: 001-38438

Spotify Technology S.A.

(Translation of registrant’s name into English)

42-44, avenue de la Gare

L-1610 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Spotify Technology S.A.

Interim condensed consolidated financial statements

For the three and six months ended June 30, 2019

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

Interim condensed consolidated statement of operations

(Unaudited)

(in € millions, except share and per share data)

		Three months ended June 30,		Six months ended June 30,
	Note	2019	2018	2019	2018
Revenue	5	1,667	1,273	3,178	2,412
Cost of revenue		1,233	944	2,371	1,800
Gross profit		434	329	807	612
Research and development		151	143	306	258
Sales and marketing		200	173	372	311
General and administrative		86	103	179	174
		437	419	857	743
Operating loss		(3)	(90)	(50)	(131)
Finance income	6	8	41	42	56
Finance costs	6	(64)	(343)	(220)	(497)
Finance income/(costs) - net		(56)	(302)	(178)	(441)
Loss before tax		(59)	(392)	(228)	(572)
Income tax expense/(benefit)	7	17	2	(10)	(9)
Net loss attributable to owners of the parent		(76)	(394)	(218)	(563)

Loss per share attributable to owners of the parent
Basic and diluted	8	(0.42)	(2.20)	(1.21)	(3.25)
Weighted-average ordinary shares outstanding
Basic and diluted	8	180,409,115	179,077,124	180,510,763	173,459,249

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive loss

(Unaudited)

(in € millions)

		Three months ended June 30,		Six months ended June 30,
	Note	2019	2018	2019	2018
Net loss attributable to owners of the parent		(76)	(394)	(218)	(563)
Other comprehensive (loss)/income:
Items that may be subsequently reclassified to condensed consolidated statement of operations (net of tax):
Gains on short term investments	13, 19	3	1	6	—
Gains on cash flow hedging instruments	13, 19	5	—	2	—
Exchange differences on translation of foreign operations		(2)	4	2	(11)
Items not to be subsequently reclassified to condensed consolidated statement of operations (net of tax):
(Losses)/gains in the fair value of long term investments	13, 19	(330)	1	188	46
Other comprehensive (loss)/income for the period (net of tax)		(324)	6	198	35
Total comprehensive loss for the period attributable to owners of the parent		(400)	(388)	(20)	(528)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position

(in € millions)

	Note	June 30, 2019	December 31, 2018
		(Unaudited)
Assets
Non-current assets
Lease right-of-use assets	9	398	—
Property and equipment	10	243	197
Goodwill	11	464	146
Intangible assets	11	55	28
Long term investments	19	1,883	1,646
Restricted cash and other non-current assets	12	68	65
Deferred tax assets	7	10	8
		3,121	2,090
Current assets
Trade and other receivables	15	429	400
Income tax receivable		2	2
Short term investments	19	586	915
Cash and cash equivalents		909	891
Other current assets		66	38
		1,992	2,246
Total assets		5,113	4,336
Equity and liabilities
Equity
Share capital		—	—
Other paid in capital		3,854	3,801
Treasury shares	13	(365)	(77)
Other reserves	13	1,197	875
Accumulated deficit		(2,741)	(2,505)
Equity attributable to owners of the parent		1,945	2,094
Non-current liabilities
Lease liabilities	9	517	—
Accrued expenses and other liabilities	17	11	85
Provisions	18	5	8
Deferred tax liabilities	7	2	2
		535	95
Current liabilities
Trade and other payables	16	440	427
Income tax payable		4	5
Deferred revenue		290	258
Accrued expenses and other liabilities	17	1,327	1,076
Provisions	18	53	42
Derivative liabilities	19	519	339
		2,633	2,147
Total liabilities		3,168	2,242
Total equity and liabilities		5,113	4,336

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity

(Unaudited)

(in € millions)

	Note	Share capital	Treasury Shares	Other paid in capital	Other reserves	Accumulated deficit	Equity attributable to owners of the parent
Balance at January 1, 2018		—	—	2,488	177	(2,427)	238
Loss for the period		—	—	—	—	(169)	(169)
Other comprehensive income		—		—	30	—	30
Issuance of ordinary shares		—	—	4	—	—	4
Issuance of shares upon exercise of stock options and restricted stock units	14	—	—	39	—	—	39
Share-based payments	14	—	—	—	18	—	18
Income tax impact associated with share-based payments		—	—	—	1	—	1
Balance at March 31, 2018		—	—	2,531	226	(2,596)	161
Loss for the period		—	—	—	—	(394)	(394)
Other comprehensive income		—	—	—	5	—	5
Issuance of shares upon exercise of stock options and restricted stock units	14	—	—	57	—	—	57
Issuance of shares upon exchange of Convertible Notes	19	—	—	1,145	—	—	1,145
Share-based payments	14	—	—	—	24	—	24
Income tax impact associated with share-based payments		—	—	—	1	—	1
Balance at June 30, 2018		—	—	3,733	256	(2,990)	999
Balance at December 31, 2018		—	(77)	3,801	875	(2,505)	2,094
Cumulative effect adjustment in connection with the adoption of IFRS 16	9	—	—	—	—	(18)	(18)
Balance at January 1, 2019		—	(77)	3,801	875	(2,523)	2,076
Loss for the period		—	—	—	—	(142)	(142)
Other comprehensive income		—	—	—	522	—	522
Issuance of share-based payments in conjunction with business combinations	4	—	—	—	13	—	13
Repurchases of ordinary shares	13	—	(121)	—	—	—	(121)
Issuance of shares upon exercise of stock options and restricted stock units	14	—	—	33	—	—	33
Share-based payments	14	—	—	—	27	—	27
Income tax impact associated with share-based payments		—	—	—	54	—	54
Balance at March 31, 2019		—	(198)	3,834	1,491	(2,665)	2,462
Loss for the period		—	—	—	—	(76)	(76)
Other comprehensive loss		—	—	—	(324)	—	(324)
Repurchases of ordinary shares	13	—	(167)	—	—	—	(167)
Issuance of shares upon exercise of stock options and restricted stock units	14	—	—	20	—	—	20
Restricted stock units withheld for employee taxes		—	—	—	(1)	—	(1)
Share-based payments	14	—	—	—	38	—	38
Income tax impact associated with share-based payments		—	—	—	(7)	—	(7)
Balance at June 30, 2019		—	(365)	3,854	1,197	(2,741)	1,945

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flows

(Unaudited)

(in € millions)

		Six months ended June 30,
	Note	2019	2018
Operating activities
Net loss		(218)	(563)
Adjustments to reconcile net loss to net cash flows
Depreciation of property and equipment and lease right-of-use assets	9, 10	34	13
Amortization of intangible assets	11	7	4
Share-based payments expense	14	63	41
Finance income	6	(42)	(56)
Finance costs	6	220	497
Income tax benefit	7	(10)	(9)
Other		(2)	(2)
Changes in working capital:
(Increase)/decrease in trade receivables and other assets		(15)	27
Increase in trade and other liabilities		230	148
Increase in deferred revenue		32	16
Increase/(decrease) in provisions	18	8	(7)
Interest paid on lease liabilities	9	(13)	—
Interest received		8	12
Income tax paid		(3)	(7)
Net cash flows from operating activities		299	114
Investing activities
Business combinations, net of cash acquired	4	(324)	(9)
Purchases of property and equipment	10	(77)	(11)
Purchases of short term investments	19	(402)	(715)
Sales and maturities of short term investments	19	753	881
Change in restricted cash	12	1	(11)
Other		(7)	(13)
Net cash flows (used in)/from investing activities		(56)	122
Financing activities
Proceeds from exercise of share options	14	53	96
Payments of lease liabilities	9	(9)	—
Repurchases of ordinary shares	13	(283)	—
Other		—	2
Net cash flows (used in)/from financing activities		(239)	98
Net increase in cash and cash equivalents		4	334
Cash and cash equivalents at beginning of the period		891	477
Net foreign exchange gains/(losses) on cash and cash equivalents		14	(1)
Cash and cash equivalents at June 30		909	810
Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Lease right-of-use assets obtained in exchange for lease liabilities	9	27	—
Purchases of property and equipment in trade and other liabilities	10	13	17
Repurchases of ordinary shares in trade and other payables	13	10	—
Issuance of shares upon exchange of Convertible Notes	19	—	1,145

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements

(Unaudited)

1.	Corporate information

Spotify Technology S.A. (the “Company” or “parent”) is a public limited company incorporated and domiciled in Luxembourg. The Company’s registered office is 42-44 avenue de la Gare, L-1610, Luxembourg, Grand Duchy of Luxembourg.

The principal activity of the Company and its subsidiaries (the “Group,” “we,” “us,” or “our”) is audio streaming. The Group’s premium service (“Premium Service”) provides users with unlimited online and offline high-quality streaming access to its catalog. The Premium Service offers a commercial-free music experience. The Group’s ad-supported service (“Ad-Supported Service,” and together with the Premium Service, the “Service”) has no subscription fees and provides users with limited on-demand online access to the catalog. The Group depends on securing content licenses from a number of major and minor content owners and other rights holders in order to provide its service.

2.	Basis of preparation and summary of significant accounting policies

The interim condensed consolidated financial statements of Spotify Technology S.A. for the three and six months ended June 30, 2019 and 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial information is unaudited. The interim financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2018, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year. The interim condensed consolidated financial statements are presented in millions of Euros.

Except for the first-time application of International Financial Reporting Standard (“IFRS”) 16, Leases, described in Note 9, the accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2018. The adoption of IFRS 16 resulted in the derecognition of deferred rent liabilities of €90 million, the recognition of lease right-of-use assets of €396 million, lease liabilities of €541 million, lease incentive receivables of €37 million, and a cumulative-effect adjustment in accumulated deficit of €18 million on the condensed consolidated statement of financial position. There was no impact to the condensed consolidated statement of operations upon adoption. Except for the first-time application of IFRS 16, Leases, none of the new or amended standards and interpretations as of January 1, 2019 have had a material impact on the Group’s financial result or position.

3.	Critical accounting estimates and judgments

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty, except those relating to business combinations noted below, were the same as those applied to the consolidated financial statements for the year ended December 31, 2018.

In business combinations, the Group allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identified assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates, assumptions, and judgments, especially with respect to intangible assets. See Note 4.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events.

4.Business combinations

Anchor FM Inc.

On February 14, 2019, the Group acquired Anchor FM Inc. (“Anchor”), a software company that enables users to create and distribute their own podcasts. The acquisition allows the Group to leverage Anchor’s creator-focused platform to accelerate the Group’s path to becoming the world’s leading audio platform.

The total purchase consideration was €136 million which consisted of €125 million in cash and €11 million related to the fair value of partially vested share-based payment awards replaced. The replacement of Anchor’s share-based payment awards with share-based payments awards of the Company has been measured in accordance with IFRS 2, Share-based Payment, at the acquisition date. The acquisition was accounted for under the acquisition method. Of the total purchase consideration, €126 million has been recorded to goodwill, €9 million to acquired intangible assets, €2 million to deferred tax liabilities, €4 million to cash and cash equivalents, and €1 million to other liabilities. The Group incurred €1 million in acquisition related costs, which were recognized as general and administrative expenses.

The goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including expected future synergies and technical expertise of the acquired workforce. None of the goodwill recognized is expected to be deductible for tax purposes. The goodwill was included in the Ad-Supported segment.

The intangible assets acquired primarily relate to existing technology and have a useful life of 3 years. The Group valued the existing technology using the replacement cost method under the cost approach.

Included in the arrangement are €20 million of equity instruments granted to certain employees that have vesting conditions contingent on continued employment and are accounted for as equity-settled share-based payment transactions. Of the value of these instruments, €11 million is included in purchase consideration as discussed above, with the remaining amount of up to €9 million to be recorded as post-combination expense over service periods of up to four years, if not forfeited by the employees.

Gimlet Media Inc.

On February 15, 2019, the Group acquired Gimlet Media Inc. (“Gimlet”), an independent producer of podcast content. The acquisition allows the Group to leverage Gimlet’s in-depth knowledge of original content production and podcast monetization.

The total purchase consideration was €172 million which consisted of €170 million in cash and €2 million related to the fair value of partially vested share-based payment awards replaced. The replacement of Gimlet’s share-based payment awards with share-based payments awards of the Company has been measured in accordance with IFRS 2, Share-based Payment, at the acquisition date.

The acquisition was accounted for under the acquisition method. Of the total purchase consideration, €148 million has been recorded to goodwill, €15 million to acquired intangible assets, €5 million to deferred tax liabilities, €3 million to cash and cash equivalents, €3 million to content assets and €8 million to other tangible net assets. The Group incurred €3 million in acquisition related costs, which were recognized as general and administrative expenses.

The goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including an increase in content development capabilities, an experienced workforce, and expected future synergies. None of the goodwill recognized is expected to be deductible for tax purposes. The goodwill was included in the Ad-Supported segment.

The intangible assets and the content assets were valued by the Group using the relief from royalty method and the discounted cash flow method, respectively, both under the income approach. The relief from royalty method is based on the application of a royalty rate to forecasted revenue under the trade names. The assets have useful lives ranging from 2 to 8 years.

Included in the arrangement are payments that are contingent on continued employment. The payments are recognized as remuneration for post-combination services and are automatically forfeited if employment terminates. A total of up to €40 million of post-combination cash pay-outs will be recorded as compensation expense over a service period of up to four years.

Cutler Media, LLC

On April 1, 2019, the Group acquired Cutler Media, LLC (“Parcast”), a premier storytelling podcast studio. The acquisition allows the Group to bolster its content portfolio and utilize Parcast’s writers, producers, and researchers in the production of high-quality content.

The total purchase consideration was €49 million which consisted of €36 million in cash and €13 million related to the estimated fair value of contingent consideration. The maximum potential contingent consideration is €43 million over the next three years, which is dependent on certain user engagement targets. The fair value of the contingent consideration is presented as a component of accrued expenses and other liabilities on the condensed consolidated statement of financial position. The contingent consideration was valued by the Group using a simulation of user engagement outcomes under the income approach. Changes to the fair value of the contingent consideration will be recorded as operating expenses within general and administrative expenses.

The acquisition was accounted for under the acquisition method. Of the total purchase consideration, €46 million has been recorded to goodwill, €2 million to acquired intangible assets, and €1 million to content assets. The Group incurred €1 million in acquisition related costs, which were recognized as general and administrative expenses.

The goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including an increase in content development capabilities, an experienced workforce, and expected future synergies. The goodwill recognized is expected to be deductible for tax purposes. The goodwill was included in the Ad-Supported segment.

The intangibles assets and the content assets were valued by the Group using the relief from royalty method and the discounted cash flow method, respectively, both under the income approach. The relief from royalty method is based on the application of a royalty rate to forecasted revenue under the trade names. The assets have useful lives ranging from 2 to 6 years.

Included in the arrangement are payments that are contingent on continued employment. The payments are recognized as remuneration for post-combination services and are automatically forfeited if employment terminates. A total of up to €10 million of post-combination cash pay-outs will be recorded as compensation expense over a service period of up to four years.

For the three and six months ended June 30, 2019, revenues and operating losses of Anchor, Gimlet, and Parcast were not significant individually or in the aggregate to the Group’s condensed consolidated statement of operations.

5.	Segment information

The Group has two reportable segments: Premium and Ad-Supported. The Premium Service is a paid service in which customers can listen on-demand and offline. Revenue is generated through subscription fees. The Ad-Supported Service is free to the user. Revenue is generated through the sale of advertising. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed to with rights holders. The remaining royalties that are not specifically associated to either of the segments are allocated based on user activity or the revenue recognized in each segment. No operating segments have been aggregated to form the reportable segments.

Key financial performance measures of the segments including revenue, cost of revenue, and gross profit are as follows:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	(in € millions)
Premium
Revenue	1,502	1,150	2,887	2,187
Cost of revenue	1,094	841	2,120	1,608
Gross profit	408	309	767	579
Ad-Supported
Revenue	165	123	291	225
Cost of revenue	139	103	251	192
Gross profit	26	20	40	33
Consolidated
Revenue	1,667	1,273	3,178	2,412
Cost of revenue	1,233	944	2,371	1,800
Gross profit	434	329	807	612

Reconciliation of gross profit

General expenditures, finance income, and finance costs are not allocated to individual segments as these are managed on an overall group basis. The reconciliation between reportable segment gross profit to the Group’s loss before tax is as follows:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	(in € millions)
Segment gross profit	434	329	807	612
Research and development	(151)	(143)	(306)	(258)
Sales and marketing	(200)	(173)	(372)	(311)
General and administrative	(86)	(103)	(179)	(174)
Finance income	8	41	42	56
Finance costs	(64)	(343)	(220)	(497)
Loss before tax	(59)	(392)	(228)	(572)

Revenue by country

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	(in € millions)
United States	623	473	1,182	889
United Kingdom	181	142	345	270
Luxembourg	1	—	2	1
Other countries	862	658	1,649	1,252
	1,667	1,273	3,178	2,412

Premium revenue is attributed to a country based on where the membership originates. Ad-Supported revenue is attributed to a country based on where the advertising campaign is delivered. There are no countries that individually make up greater than 10% of total revenue included in “Other countries.”

6.	Finance income and costs

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	(in € millions)
Finance income
Fair value movements on derivative liabilities (Note 19)	—	1	—	3
Interest income	7	5	16	10
Other financial income	1	—	1	8
Foreign exchange gains	—	35	25	35
Total	8	41	42	56
Finance costs
Fair value movements on derivative liabilities (Note 19)	(33)	(218)	(178)	(277)
Fair value movements on Convertible Notes (Note 19)	—	(123)	—	(201)
Interest expense on lease liabilities	(10)	—	(19)	—
Other finance costs	(2)	(2)	(4)	(2)
Foreign exchange losses	(19)	—	(19)	(17)
Total	(64)	(343)	(220)	(497)

7.	Income tax

The effective tax rates for the three months ended June 30, 2019 and 2018 were (30.8)% and (0.5)%, respectively. The effective tax rates for the six months ended June 30, 2019 and 2018 were 4.2% and 1.5%, respectively. Drivers of the Group’s effective tax rate include permanent differences, withholding taxes, discrete benefit due to fair value gains, and unrecognized tax losses in certain jurisdictions. The Group operates in a global environment with significant operations in various jurisdictions outside Luxembourg. Accordingly, the consolidated income tax rate is a composite rate reflecting the Group’s earnings and the applicable tax rates in the various jurisdictions where the Group operates.

Income tax expense for the three months ended June 30, 2019 and 2018 was €17 million and €2 million, respectively. Income tax benefit for the six months ended June 30, 2019 and 2018 was €10 million and €9 million, respectively.

Gross tax provisions were €1 million and €2 million as of June 30, 2019 and December 31, 2018, respectively. The Group includes interest and penalties related to tax provisions within income tax expense/(benefit) on the condensed consolidated statement of operations and income tax payable in the condensed consolidated statement of financial position. Interest and penalties included in income tax expense/(benefit) were not material in any of the periods presented. Transactions recorded through other comprehensive income have been shown net of their tax impact, as applicable, based on currently enacted tax laws.

Net deferred tax assets of €8 million and €6 million have been recorded in the condensed consolidated statement of financial position as of June 30, 2019 and December 31, 2018, respectively. In evaluating the probability of realizing the deferred tax assets, the Group considered all available positive and negative evidence of future tax profit, including past operating results and the forecast of market growth and earnings. As of June 30, 2019 and December 31, 2018, deferred tax assets of €251 million and €276 million have not been recognized.

8.	Loss per share

Basic loss per share is computed using the weighted-average number of outstanding ordinary shares during the period. Diluted loss per share is computed using the treasury stock method to the extent that the effect is dilutive by using the weighted-average number of outstanding ordinary shares and potential outstanding ordinary shares during the period. The Group’s potential ordinary shares consist of incremental shares issuable upon the assumed exercise of stock options and warrants, and the incremental shares issuable upon the assumed vesting of unvested restricted stock units, restricted stock awards, and other contingently issuable shares, excluding all anti-dilutive ordinary shares outstanding during the period. The computation of loss per share for the respective periods is as follows:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	(in € millions, except share and per share data)
Basic and diluted loss per share
Net loss attributable to owners of the parent	(76)	(394)	(218)	(563)
Shares used in computation:
Weighted-average ordinary shares outstanding	180,409,115	179,077,124	180,510,763	173,459,249
Basic and diluted loss per share attributable to owners of the parent	(0.42)	(2.20)	(1.21)	(3.25)

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Share options	13,554,420	13,507,387	13,554,420	13,507,387
Restricted stock units	433,374	203,263	433,374	203,263
Restricted stock awards	61,880	61,880	61,880	61,880
Other contingently issuable shares	162,320	—	162,320	—
Warrants	6,720,000	6,720,000	6,720,000	6,720,000

9.	Leases

On January 1, 2019, the Group adopted IFRS 16, and all related amendments, using the modified retrospective transition method, under which the cumulative effect of initial application is recognized in accumulated deficit at January 1, 2019.  The new standard requires the recognition of right-of-use assets and lease liabilities on the Group's balance sheet for operating leases, along with the net impact on transition recorded to accumulated deficit. The Group is required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

The Group’s statement of operations for the three and six months ended June 30, 2019 reflects additional depreciation expense due to the right-of use assets and an increase in finance costs for effective interest expense on its lease liabilities, partially offset by a reduction in rental expenses.

There is no impact to the overall changes in cash flows. However, operating cash flows are positively impacted, while financing cash flows are negatively impacted due primarily to the classification of principal payments on lease liabilities.

The comparative information for 2018 has not been restated and continues to be reported under IAS 17 and related interpretations. The primary change in accounting policies as a result of the application of IFRS 16 is explained below. Such a change is made in accordance with the transitional provisions of IFRS 16.

Definition of a lease

Previously, the Group determined at contract inception whether an arrangement is or contains a lease under IAS 17 and IFRIC 4. Under IFRS 16, the Group assesses whether a contract is or contains a lease based on the definition of a lease, as explained in the accounting policy below.

The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application.  Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2019.

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. Under IFRS 16, the Group recognizes right-of-use assets and lease liabilities for most leases previously classified as operating under IAS 17.

The Group leases certain properties under non-cancellable operating lease agreements that relate to office space. The expected lease terms are between one and sixteen years.

The Group does not currently act in the capacity of a lessor.

Leases classified as operating leases under IAS 17

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the lessee’s incremental borrowing rate as at January 1, 2019.  Right-of-use assets are measured at their carrying amount as if IFRS 16 had been applied since the commencement date and discounted using the lessee's incremental borrowing rate at the date of initial application.

The Group used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

-	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term.
-	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

-	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

Below is a reconciliation of lease liabilities related to lease commitments as of the date recognized due to the modified retrospective application of IFRS 16:

January 1, 2019
(in € millions)
Total lease commitments as of December 31, 2018	833
Impact of discounting remaining lease payments	(285)
Recognition exemption for short-term leases	(7)
Total lease liabilities included in the condensed consolidated statement of financial position at January 1, 2019	541
Current	20
Non-current	521
Total	541

The weighted average incremental borrowing rate applied to lease liabilities recognized in the statement of financial position at the date of initial application was 6.7%.

Significant accounting policy for leases

Policy applicable before January 1, 2019

Prior to January 1, 2019, the accounting policies for the Group’s leases were consistent with those disclosed in the Group’s consolidated financial statements for the year ended December 31, 2018.

Policy applicable from January 1, 2019

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether:

-

The contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

-	The Group has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and
-	The Group has the right to direct the use of the asset. The Group has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

As a Lessee

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received prior to the commencement date. Any costs related to the removal and restoration of leasehold improvements, which meet the definition of fixed assets under IAS 16 Property Plant and Equipment are assessed under IAS 37 and are not within the scope of IFRS 16.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, which is considered the appropriate useful life of these assets. In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability, to the extent necessary.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using an incremental borrowing rate if the rate implicit in the lease arrangement is not readily determinable.

Lease payments included in the measurement of the lease liability comprise fixed payments, including in-substance fixed payments and variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date.

The lease liability is measured at amortized cost using the effective interest method.  It is remeasured when there is a change in future lease payments arising from a change in an index or rate, lease term, or if the Group changes its assessment of whether it will exercise an extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Lease incentives receivable are included in the initial measurement of the lease liability and right-of-use asset. Upon determining that the Group has an enforceable right to the receipt of the lease incentive, the Group increases the value of the lease liability and records a current receivable classified as a financial asset measured at amortized cost.

Short-term leases and lease of low-value assets

The Group has elected not to recognize right-of-use assets and lease liabilities for short term leases that have a lease term of 12 months or less and leases of low-value assets, including certain IT Equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Expenses relating to short term leases, including those excluded from the IFRS 16 transition due to the election of the practical expedient, were approximately €3 million and €7 million for the three and six months ended June 30, 2019, respectively.

Below is the roll-forward of lease right-of-use assets as of June 30, 2019:

Right of use assets
(in € millions)
Cost
At January 1, 2019	471
Additions	27
Acquired in business combinations	11
Disposals	(38)
Exchange differences	3
At June 30, 2019	474
Accumulated depreciation
At January 1, 2019	(75)
Depreciation charge	(21)
Disposals	20
Exchange differences	—
At June 30, 2019	(76)
Cost, net accumulated depreciation
At January 1, 2019	396
At June 30, 2019	398

Below is the maturity analysis of lease liabilities as of June 30, 2019:

Lease liabilities	June 30, 2019
Maturity Analysis	(in € millions)
Less than one year	66
One to five years	278
More than five years	490
Total lease commitments[1]	834
Impact of discounting remaining lease payments	(287)
Total lease liabilities at June 30	547
Lease liabilities included in the condensed consolidated statement of financial position at June 30
Current	30
Non-current	517
Total	547
(1)

Excluded from the lease commitments above are short term leases that are not recognized under IFRS 16 based on the Group’s election of the practical expedient. Additionally, the Group has entered into certain lease agreements which have not commenced as of June 30, 2019, and as such, have not been recognized on the condensed consolidated statement of financial position.

10.	Property and equipment

	Property and equipment	Leasehold improvements	Total
	(in € millions)
Cost
At January 1, 2019	61	216	277
Additions	11	56	67
Disposals	—	(37)	(37)
Acquisitions, business combination (Note 4)	1	5	6
Exchange differences	—	1	1
At June 30, 2019	73	241	314
Accumulated depreciation
At January 1, 2019	(50)	(30)	(80)
Depreciation charge	(4)	(9)	(13)
Impairment	—	(6)	(6)
Disposals	—	28	28
At June 30, 2019	(54)	(17)	(71)
Cost, net accumulated depreciation
At January 1, 2019	11	186	197
At June 30, 2019	19	224	243

The Group had €64 million and €100 million of leasehold improvements that were not placed into service as of June 30, 2019 and December 31, 2018, respectively.

11.	Goodwill and intangible assets

	Internal development costs and patents	Acquired intangible assets	Total	Goodwill	Total
	(in € millions)
Cost
At January 1, 2019	26	21	47	146	193
Additions	9	—	9	—	9
Acquisitions, business combination (Note 4)	—	26	26	320	346
Exchange differences	—	(1)	(1)	(2)	(3)
At June 30, 2019	35	46	81	464	545
Accumulated amortization
At January 1, 2019	(12)	(7)	(19)	—	(19)
Amortization charge	(3)	(4)	(7)	—	(7)
At June 30, 2019	(15)	(11)	(26)	—	(26)
Cost, net accumulated amortization
At January 1, 2019	14	14	28	146	174
At June 30, 2019	20	35	55	464	519

Amortization charges of €3 million and €2 million are included in research and development in the condensed consolidated statement of operations during the three months ended June 30, 2019 and 2018, respectively. Amortization charges related to intangible assets of €6 million and €4 million are included in research and development in the condensed consolidated statement of operations during the six months ended June 30, 2019 and 2018, respectively. There were no impairment charges for goodwill or intangible assets for the three and six months ended June 30, 2019 and 2018.

12.	Restricted cash and other non-current assets

	June 30, 2019	December 31, 2018
	(in € millions)
Restricted cash
Lease deposits and guarantees	54	52
Other	2	3
Other non-current assets	12	10
	68	65

13.	Equity and other reserves

As of June 30, 2019 and December 31, 2018, the Company had 179,740,571 and 180,856,081 ordinary shares issued and outstanding, respectively, with an additional 4,160,469 and 3,044,959 ordinary shares held as treasury shares, respectively.

For the six months ended June 30, 2019, the Company repurchased 2,392,305 of its own ordinary shares and reissued 1,276,795 treasury shares upon the exercise of stock options and restricted stock units. For the six months ended June 30, 2018, the Company repurchased 5,740,000 of its own ordinary shares and reissued 1,616,983 treasury shares upon the exercise of stock options and restricted stock units.

As of June 30, 2019 and December 31, 2018, the Group’s founders held 355,785,640 and 364,785,640 beneficiary certificates, respectively.

Other reserves

	2019	2018
	(in € millions)
Currency translation
At January 1	(15)	(7)
Currency translation	2	(11)
At June 30	(13)	(18)
Short term investments
At January 1	(4)	(5)
Gains/(losses) on fair value that may be subsequently reclassified to condensed consolidated statement of operations	6	(4)
Losses reclassified to condensed consolidated statement of operations	1	2
Deferred tax on unrealized gains and losses	(1)	2
At June 30	2	(5)
Long term investments
At January 1	561	(11)
Gains on fair value not to be subsequently reclassified to condensed consolidated statement of operations	237	58
Deferred tax on unrealized gains	(49)	(12)
At June 30	749	35
Cash flow hedges
At January 1	(1)	—
Gains on fair value that may be subsequently reclassified to condensed consolidated statement of operations	—	1
Losses/(gains) reclassified to revenue	5	(3)
(Gains)/losses reclassified to cost of revenue	(3)	2
At June 30	1	—
Share-based payments
At January 1	334	200
Share-based payments	65	42
Income tax impact associated with share-based payments	47	2
Issuance of share-based payments in conjunction with business combinations	13	—
Restricted stock units withheld for employee taxes	(1)	—
At June 30	458	244
Other reserves at June 30	1,197	256

14.	Share-based payments

The expense recognized in the condensed consolidated statement of operations for share-based payments is as follows:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	(in € millions)
Cost of revenue	1	—	2	1
Research and development	17	11	30	18
Sales and marketing	9	5	14	10
General and administrative	10	7	17	12
	37	23	63	41

In connection with the acquisition of Anchor during the first quarter of 2019, the Company granted 162,320 equity instruments to certain employees of Anchor. Each instrument effectively represents one ordinary share of the Company which will be issued to the holder upon vesting. The instruments vest annually over a four-year period from the acquisition date, and vesting of the instruments is contingent on continued employment. The instruments are accounted for as equity-settled share-based payment transactions and are measured based on the fair market value of the underlying ordinary shares on the date of grant. The grant date fair value of each equity instrument was US$145.21. For the six months ended June 30, 2019, there have been no forfeitures or releases of these instruments.

During the first half of 2019, the Company implemented a new restricted stock unit (“RSU”) program for employees and for members of its Board of Directors. Both are accounted for as equity-settled share-based payment transactions. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs granted to participants under the 2019 programs have a first vesting period of three or eight months from date of grant and vest monthly or annually thereafter until fully vested four years from date of grant.

Activity in the Group’s RSUs, restricted stock awards (“RSAs”), and other equity instruments outstanding and related information is as follows:

	RSUs		RSAs		Other
	Number of RSUs	Weighted average grant date fair value	Number of RSAs	Weighted average grant date fair value	Number of Awards	Weighted average grant date fair value
		US$		US$		US$
Outstanding at January 1, 2019	100,383	63.87	61,880	90.65	—	—
Granted	362,581	138.28	—	—	162,320	145.21
Forfeited	(5,355)	105.29	—	—	—	—
Released	(24,235)	129.28	—	—	—	—
Outstanding at June 30, 2019	433,374	121.96	61,880	90.65	162,320	145.21

During the first half of 2019, the Company implemented a new Employee Share Option Plan (“ESOP”) and Director Share Option Plan, under which share options of the Company are granted to executives and employees of the Group and to members of the Company’s Board of Directors, respectively. For options granted under the 2019 plans, the exercise price is equal to the fair value of the ordinary shares on grant date or equal to 150% of the fair value of the ordinary shares on grant date. The exercise price is included in the grant date fair value of the award. The options granted to participants under the 2019 programs have a first vesting period of three or eight months from date of grant and vest monthly or annually thereafter until fully vested. The options are granted with a term of five years.

Activity in the Group’s share options outstanding and related information is as follows:

	Options
	Number of options	Weighted average exercise price
		US$
Outstanding at January 1, 2019	12,243,526	77.63
Granted	2,895,433	150.01
Forfeited	(311,134)	94.84
Exercised	(1,257,868)	47.40
Expired	(15,537)	96.61
Outstanding at June 30, 2019	13,554,420	95.48
Exercisable at January 1, 2019	5,162,876	58.25
Exercisable at June 30, 2019	5,853,514	68.84

The weighted-average contractual life for the share options outstanding at June 30, 2019 is 3.0 years. The weighted average share price at exercise for options exercised during the six months ended June 30, 2019 was US$139.02. The weighted average fair value of options granted during the six months ended June 30, 2019 was US$35.96 per option.

The following table lists the inputs to the Black-Scholes option-pricing models used for share-based payments for the three and six months ended June 30, 2019 and 2018:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Expected volatility (%)	30.2 – 34.6	32.0 – 34.2	30.2 – 35.2	32.0 – 34.7
Risk-free interest rate (%)	1.7 – 2.3	2.6 – 2.8	1.7 – 2.6	2.4 – 2.8
Expected life of share options (years)	2.6 – 4.8	2.6 – 4.3	2.6 – 4.8	2.6 – 4.4
Weighted average share price (US$)	125.58 – 146.22	159.24 – 164.88	113.50 – 146.22	123.13 – 164.88

15.	Trade and other receivables

	June 30, 2019	December 31, 2018
	(in € millions)
Trade receivables	300	286
Less: allowance for expected credit losses	(6)	(8)
Less: provision for credit reserves	(5)	(5)
Trade receivables – net	289	273
Other	140	127
	429	400

Other includes €9 million for amounts expected to be recovered from rights holders for a retroactive statutory rate change in 2018.

16.	Trade and other payables

	June 30, 2019	December 31, 2018
	(in € millions)
Trade payables	288	295
Value added tax and sales taxes payable	132	118
Other current liabilities	20	14
	440	427

17.	Accrued expenses and other liabilities

	June 30, 2019	December 31, 2018
	(in € millions)
Non-current
Deferred rent	—	85
Other accrued liabilities	11	—
	11	85
Current
Accrued fees to rights holders	1,028	832
Accrued salaries, vacation, and related taxes	51	41
Accrued social costs for options and RSUs	93	64
Lease liabilities	30	—
Other accrued expenses	125	139
	1,327	1,076
	1,338	1,161

18.	Provisions

	Legal contingencies	Other	Total
	(in € millions)
Carrying amount at January 1, 2019	39	11	50
Charged/(credited) to the condensed statement of operations:
Additional provisions	11	3	14
Utilized	(1)	(5)	(6)
Carrying amount at June 30, 2019	49	9	58
As at January 1, 2019:
Current portion	39	3	42
Non-current portion	—	8	8
As at June 30, 2019:
Current portion	49	4	53
Non-current portion	—	5	5

Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. The results of such legal proceedings are difficult to predict and the extent of the Group’s financial exposure is difficult to estimate. The Group records a provision for contingent losses when it is both probable that a liability has been incurred, and the amount of the loss can be reasonably estimated.

Between December 2015 and January 2016, two putative class action lawsuits were filed against Spotify USA Inc. in the U.S. District Court for the Central District of California, alleging that the Group unlawfully reproduced and distributed musical compositions without obtaining licenses. These cases were subsequently consolidated in May 2016 and transferred to the U.S. District Court for the Southern District of New York in October 2016, as Ferrick et al. v. Spotify USA Inc., No. 1:16-cv-8412-AJN (S.D.N.Y.). In May 2017, the parties reached a signed class action settlement agreement pursuant to which the Group will be responsible for (i) a US$43 million cash payment to a fund for the class, (ii) all settlement administration and notice costs, expected to be between US$1 million to US$2 million, (iii) a direct payment of class counsel’s attorneys’ fees of up to US$5 million dollars, (iv) future royalties for any tracks identified by claimants, as well as other class members who provide proof of ownership following the settlement, and (v) reserving future royalties for unmatched tracks. On May 22, 2018, the court granted final approval of the settlement. All appeals of the court’s final approval have been dismissed, and the April 15, 2019 deadline for appellants to appeal to the U.S. Supreme Court has passed, and thus the settlement is now effective.

Even with the effectiveness of the settlement, the Group may still be subject to claims of copyright infringement by rights holders who have purported to opt out of the settlement or who may not otherwise be covered by its terms.

19.	Financial instruments

Foreign exchange forward contracts

Cash flow hedges

The Group’s primary currency pairs used for cash flow hedges are Euro / U.S. dollar, Euro / Australian dollar, Euro / British pound, and Euro / Swedish krona. The notional principal of the foreign exchange contracts was approximately €1,082 million as of June 30, 2019. The following table summarizes the notional principal amount of the foreign currency exchange contracts by hedged line item in the condensed statement of operations as of June 30, 2019:

	Notional amount in foreign currency
	Australian dollar (AUD)	British pound (GBP)	Swedish krona (SEK)	U.S. dollar (USD)
	(in millions)
Hedged line item in condensed consolidated statement of operations
Revenue	213	313	1,145	38
Cost of revenue	163	230	785	31
Total	376	543	1,930	69

Non-designated hedges

In the first quarter of 2018, the Group effectively closed its positions in foreign exchange forward contracts not designated as hedges and recognized a gain of €8 million in finance income associated with the changes in fair value of these instruments. The Group had no foreign exchange forward contracts not designated as hedges outstanding as of December 31, 2018 or June 30, 2019.

Fair values

The carrying amounts of certain financial instruments, including cash and cash equivalents, trade and other receivables, restricted cash, trade and other payables, and accrued expenses and other liabilities approximate fair value due to their relatively short maturities. The Group measures its lease liabilities at the present value of the lease payments for the right to use the underlying asset during the lease term that are not paid. All other financial assets and liabilities are accounted for at fair value.

The following tables summarize, by major security type, the Group’s financial assets and liabilities that are measured at fair value on a recurring basis, and the category using the fair value hierarchy:

Financial assets and liabilities by fair value hierarchy level	Level 1	Level 2	Level 3	June 30, 2019
	(in € millions)
Financial assets at fair value
Short term investments:
Government securities	131	64	—	195
Agency securities	—	7	—	7
Corporate notes	—	296	—	296
Collateralized reverse purchase agreements	—	88	—	88
Derivatives (designated for hedging):
Foreign exchange forwards	—	10	—	10
Derivatives (not designated for hedging):
Other	—	—	1	1
Long term investments	1,865	—	18	1,883
Total financial assets at fair value by level	1,996	465	19	2,480
Financial liabilities at fair value
Derivatives (not designated for hedging):
Warrants	—	—	512	512
Derivatives (designated for hedging):
Foreign exchange forwards	—	7	—	7
Contingent consideration	—	—	13	13
Total financial liabilities at fair value by level	—	7	525	532

Financial assets and liabilities by fair value hierarchy level	Level 1	Level 2	Level 3	December 31, 2018
	(in € millions)
Financial assets at fair value
Short term investments:
Government securities	164	57	—	221
Agency securities	—	7	—	7
Corporate notes	—	343	—	343
Collateralized reverse purchase agreements	—	344	—	344
Derivatives (designated for hedging):
Foreign exchange forwards	—	6	—	6
Derivatives (not designated for hedging):
Other	—	—	2	2
Long term investments	1,630	—	16	1,646
Total financial assets at fair value by level	1,794	757	18	2,569
Financial liabilities at fair value
Derivatives (not designated for hedging):				—
Warrants	—	—	333	333
Derivatives (designated for hedging):
Foreign exchange forwards	—	6	—	6
Total financial liabilities at fair value by level	—	6	333	339

All assets and liabilities for which fair value is measured or disclosed in the condensed consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

-

Level 2: other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability

-	Level 3: techniques that use inputs that have a significant effect on the recognized fair value that require the Group to use its own assumptions about market participant assumptions

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of each reporting period. During the six months ended June 30, 2019, there were no transfers between levels in the fair value hierarchy.

Recurring fair value measurements

Long term investment – Tencent Music Entertainment Group (“TME”)

The Group’s approximate 9% investment in TME is carried at fair value through other comprehensive income. Prior to December 12, 2018, the fair value of unquoted ordinary shares of TME had been estimated using unquoted TME market transactions, the latest fair value per ordinary share disclosed within TME’s initial registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission, and other unobservable inputs. Subsequent to December 12, 2018, the fair value of ordinary shares of TME is based on the ending New York Stock Exchange (“NYSE”) American depository share price. The fair value of the investment in TME may vary over time and is subject to a variety of risks including: company performance, macro-economic, regulatory, industry, USD to Euro exchange rate and systemic risks of the equity markets overall.

The table below presents the changes in the investment in TME:

	2019	2018
	(in € millions)
At January 1	1,630	910
Changes in fair value recorded in other comprehensive income	235	58
At June 30	1,865	968

The impact on the fair value of the Group’s long term investment in TME with an increase or a decrease of TME’s share price, used to value the Group’s equity interests, of 10% results in a range of €1,678 million to €2,051 million at June 30, 2019.

The following sections describe the valuation methodologies the Group uses to measure its Level 3 financial instruments at fair value on a recurring basis.

Fair value of ordinary shares

On April 3, 2018, the Group completed a direct listing of the Company’s ordinary shares on the NYSE. The fair value of the Company’s ordinary shares subsequent to the direct listing is based on the NYSE closing ordinary share price of the Group.

The valuation of certain items in the interim condensed consolidated financial statements prior to the direct listing was consistent with the methods described in the Group’s consolidated financial statements for the year ended December 31, 2018.

Warrants

The warrants are valued using a Black-Scholes option-pricing model. Assumptions used to estimate the fair value of the warrants in the option pricing model are as follows:

June 30, 2019
Expected term (years)	0.30 – 1.21
Risk free rate (%)	1.92% – 2.42%
Volatility (%)	32.5% – 35.0%
Share price (US$)	$138.80 – $146.22

The table below presents the changes in the warrants liability:

	2019	2018
	(in € millions)
At January 1	333	346
Non cash changes recognized in condensed consolidated statement of operations
Changes in fair value	178	264
Effect of changes in foreign exchange rates	1	13
At June 30	512	623

The impact on the fair value of the warrants with an increase or decrease in the Company’s ordinary share price of 10% results in a range of €431 million to €601 million at June 30, 2019.

Convertible Notes

Prior to the Group’s direct listing, the Convertible Notes were valued at the assumed exchange to ordinary shares based on the fair value of the Company’s ordinary share price. The key assumptions to the fair value of ordinary shares were consistent with the methods described in the Group’s consolidated financial statements for the year ended December 31, 2018.

On April 3, 2018, the Group completed a direct listing of the Company’s ordinary shares on the NYSE, and the option for the Convertible Noteholders to unwind the January 2018 exchange transaction expired. As a result, the Group recorded an expense of €123 million within finance costs to mark to market the Convertible Notes to the fair value based on the closing price of the Company’s ordinary shares on April 3, 2018. The Company then reclassified the Convertible Notes balance of €1.1 billion to Other paid in capital within Equity.

The table below presents the changes in the Convertible Notes:

2018
(in € millions)
At January 1	944
Non cash changes recognized in condensed consolidated statement of operations
Changes in fair value	221
Effect of changes in foreign exchange rates	(20)
Issuance of shares upon exchange of Convertible Notes	(1,145)
At June 30	—

20.	Contingencies

Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. These may include but are not limited to matters arising out of alleged infringement of intellectual property; alleged violations of consumer regulations; employment-related matters; and disputes arising out of supplier and other contractual relationships. As a general matter, the music and other content made available on the Group’s service are licensed to the Group by various third parties. Many of these licenses allow rights holders to audit the Group’s royalty payments, and any such audit could result in disputes over whether the Group has paid the proper royalties. If such a dispute were to occur, the Group could be required to pay additional royalties, and the amounts involved could be material. The Group expenses legal fees as incurred. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Group’s operations or its financial position, liquidity, or results of operations.

Since July 2017, six lawsuits alleging unlawful reproduction and distribution of musical compositions have been filed against the Group in (i) the U.S. District Court for the Middle District of Tennessee (Bluewater Music Services Corporation v. Spotify USA Inc., No. 3:17-cv-01051; Gaudio et al. v. Spotify USA Inc., No. 3:17-cv-01052; Robertson et al. v. Spotify USA Inc., No. 3:17-cv-01616; and A4V Digital, Inc. et al. v. Spotify USA Inc., 3:17-cv-01256), (ii) in the U.S. District Court for the Southern District of Florida (Watson Music Group, LLC v. Spotify USA Inc., No. 0:17-cv-62374), and (iii) the U.S. District Court for the Central District of California (Wixen Music Publishing Inc. v. Spotify USA, Inc., 2:17-cv-09288). The complaints sought an award of damages, including the maximum statutory damages allowed under U.S. copyright law of US$150,000 per work infringed. The Wixen v. Spotify lawsuit was voluntarily dismissed on December 20, 2018 after the parties reached a mutual settlement. The Watson v. Spotify lawsuit was voluntarily dismissed on April 24, 2019 following the resolution of all appeals of the Ferrick class action settlement. The Robertson v. Spotify lawsuit was voluntarily dismissed on May 2, 2019 after the parties reached a mutual settlement. During the second quarter of 2019, the Group agreed to settlements in principle in the Bluewater v. Spotify, Gaudio v. Spotify and A4V v. Spotify lawsuits and expects these matters to be dismissed following the finalization of the settlement agreements.

On February 25, 2019, Warner/Chappell Music Limited (“WCM”) filed a lawsuit against us in the High Court of Bombay, India, alleging that the Group sought to exploit WCM’s copyrights in musical compositions in India without obtaining a license. WCM has sought injunctive relief to preclude use of their compositions on the Spotify service in India. On April 22, 2019, Saregama India Limited filed a lawsuit against us in the High Court of Delhi, India, alleging copyright infringement, and has sought injunctive relief. The Group is currently assessing the potential impact of these claims, but any unfavorable outcome could harm our business in India. The Group intends to vigorously defend these actions.

21.	Events after the reporting period

On July 1, 2019, the Company sold, for €14.6 million, warrants to acquire 800,000 ordinary shares to Mr. Ek, through D.G.E. Investments Limited, an entity indirectly wholly owned by him. The exercise price of each warrant is US$190.09, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. The warrants are exercisable at any time through July 1, 2022.

Subsequent to the period end, the Group signed multi-year license agreements with certain music labels and publishers. Included in these agreements are minimum guarantee commitments of approximately €850 million for royalty payments over the next two years.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward Looking Statements

This discussion and analysis reflects our historical results of operations and financial position and contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions; they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to:

•	our ability to attract prospective users and to retain existing users;

•	our dependence upon third-party licenses for sound recordings and musical compositions;

•	our lack of control over the providers of our content and their effect on our access to music and other content;

•	our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis;

•	our ability to comply with the many complex license agreements to which we are a party;

•	our ability to accurately estimate the amounts payable under our license agreements;

•	the limitations on our operating flexibility due to the minimum guarantees required under certain of our license agreements;

•	our ability to obtain accurate and comprehensive information about music compositions in order to obtain necessary licenses or perform obligations under our existing license agreements;

•	potential breaches of our security systems;

•	assertions by third parties of infringement or other violations by us of their intellectual property rights;

•	competition for users and user listening time;

•	our ability to accurately estimate our user metrics and other estimates;

•	risks associated with manipulation of stream counts and user accounts and unauthorized access to our services;

•	changes in legislation or governmental regulations affecting us;

•	ability to hire and retain key personnel;

•	our ability to maintain, protect, and enhance our brand;

•	risks associated with our international expansion, including difficulties obtaining rights to stream music on favorable terms;

•	risks relating to the acquisition, investment, and disposition of companies or technologies;

•	dilution resulting from additional share issuances;

•	tax-related risks;

•	the concentration of voting power among our founders who have and will continue to have substantial control over our business;

•	risks related to our status as a foreign private issuer;

•	international, national or local economic, social or political conditions; and

•	risks associated with accounting estimates, currency fluctuations and foreign exchange controls.

We operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We qualify all of our forward-looking statements by these cautionary statements. For additional information, refer to the risk factors discussed under “Item 1A. Risk Factors” below and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different and worse from what we expect.

Overview

Our mission is to unlock the potential of human creativity by giving a million creative artists the opportunity to live off their art and billions of fans the opportunity to enjoy and be inspired by these creators.

We are a global audio streaming service with the largest global music streaming subscription audience. With a presence in 79 countries and territories and growing, our platform includes 232 million monthly active users (“MAUs”) and 108 million Premium Subscribers (as defined below) as of June 30, 2019.

Our users are highly engaged. We currently monetize our Service through both subscriptions and advertising. Our Premium Subscribers have grown 31% year-over-year as of June 30, 2019 to 108 million. Our 232 million MAUs have grown 29% year-over-year as of June 30, 2019.

Our results reflect the effects of our bi-annual trial programs, in addition to seasonal trends in user behavior and, with respect to our Ad-Supported segment, advertising behavior. Historically, Premium Subscriber growth accelerates when we run bi-annual trial programs in the summer and winter, which typically begin in the last month of the second and fourth quarters. This leads to decreases in gross margin in the first and third quarter of each year, as we absorb the promotional expenses of discounted trial offers.

For our Ad-Supported segment, we experience higher advertising revenues in the fourth quarter of each calendar year due to greater advertising demand during the holiday season. However, in the first quarter of each calendar year, we typically experience a seasonal decline in advertising revenue due to reduced advertiser demand. The rapid growth in our business to date has somewhat masked these trends. In the future, we expect these trends to become more apparent.

Key Performance Indicators

MAUs

We track MAUs as an indicator of the size of the audience engaged with our Service. We define MAUs as the total count of users of our Ad-Supported Service (“Ad-Supported Users”) and Premium Subscribers that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated. Reported MAUs may overstate the number of unique individuals who actively use our Service within a thirty-day period as one individual may register for, and use, multiple accounts. Additionally, fraud and unauthorized access to our Service may contribute, from time to time, to an overstatement of MAUs, if undetected. Fraudulent accounts typically are created by bots to inflate content licensing payments to individual rights holders. We strive to detect and minimize these fraudulent accounts. Our MAUs in the tables below are inclusive of users that may have employed methods to limit or otherwise avoid being served advertisements. For additional information, refer to the risk factors discussed under Part II – Other Information, “Item 1A. Risk Factors” below and in our other filings with the SEC.

The table below sets forth our monthly active users as of June 30, 2019 and 2018.

	As of June 30,
	2019	2018	Change
	(in millions, except percentages)
MAUs	232	180	52	29%

MAUs were 232 million as of June 30, 2019 and 180 million as of June 30, 2018, which represented an increase of 29%. The increase in MAUs benefited from our continued investment in driving the growth of our Service, both through geographic expansion and consumer marketing. The increase also benefited from continued investment in content and features on our platform, including featured playlists, artist marketing campaigns, podcasts, and original content, to drive increased user engagement and customer satisfaction. MAUs were impacted positively by an increase in Premium Subscribers, as noted below.

Premium Subscribers

We define Premium Subscribers as users that have completed registration with Spotify and have activated a payment method for Premium Service. Our Premium Subscribers include all registered accounts in our Family Plan. Our Family Plan consists of one primary subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan Subscription. Premium Subscribers includes subscribers in a grace period of up to 30 days after failing to pay their subscription fee.

The table below sets forth our Premium Subscribers as of June 30, 2019 and 2018.

	As of June 30,
	2019	2018	Change
	(in millions, except percentages)
Premium Subscribers	108	83	25	31%

Premium Subscribers were 108 million as of June 30, 2019 and 83 million as of June 30, 2018, which represented an increase of 31%. The Family Plan was a meaningful contributor of total gross added Premium Subscribers, while our bi-annual global summer and holiday campaigns and free trial offers also accounted for a significant portion of gross added Premium Subscribers.

Ad-Supported MAUs

We define Ad-Supported MAUs as the total count of Ad-Supported Users that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated.

The table below sets forth our Ad-Supported MAUs as of June 30, 2019 and 2018.

	As of June 30,
	2019	2018	Change
	(in millions, except percentages)
Ad-Supported MAUs	129	101	28	27%

Ad-Supported MAUs were 129 million as of June 30, 2019 and 101 million as of June 30, 2018, which represented an increase of 27%. Growth in Ad-Supported MAUs benefited from our continued investment in driving the growth of our Ad-Supported Service, both through geographic expansion and consumer marketing. The increase also benefited from continued investment in content and features on our platform, including featured playlists, artist marketing campaigns, podcasts, and original content, to drive increased Ad-Supported User engagement and customer satisfaction.

Premium Subscriber growth continues to outpace growth in total MAUs, which is why Ad-Supported MAU growth is trailing these two metrics. If this trend continues, it could become a drag on Ad-Supported Revenue growth, although increases in sell-through rates, ad load, user engagement, and advertising growth on podcasts could offset the effects of this slowing MAU growth on revenue growth.

Premium ARPU

Premium average revenue per user (“ARPU”) is a monthly measure defined as Premium revenue recognized in the quarter indicated divided by the average daily Premium Subscribers in such quarter, which is then divided by three months. Fiscal year-to-date figures are calculated by averaging Premium ARPU for the quarters in such period.

The table below sets forth our average Premium ARPU for the three and six months ended June 30, 2019 and 2018.

	Three months ended June 30,				Six months ended June 30,
	2019	2018	Change		2019	2018	Change
Premium ARPU	€4.86	€4.89	€(0.03)	(1)%	€4.78	€4.81	€(0.03)	(1)%

For the three months ended June 30, 2019 and 2018, Premium ARPU was €4.86 and €4.89, respectively, which represented a decrease of 1%. The decrease was due principally to the continued growth of the Family Plan, reducing Premium ARPU by €0.10, while movements in foreign exchange rates had a favorable impact, increasing Premium ARPU by €0.07.

For the six months ended June 30, 2019 and 2018, Premium ARPU was €4.78 and €4.81, respectively, which represented a decrease of 1%. The decrease was due principally to the continued growth of the Family Plan, reducing Premium ARPU by €0.10, while movements in foreign exchange rates had a favorable impact, increasing Premium ARPU by €0.07.

How We Generate Revenue

We operate and manage our business in two reportable segments—Premium and Ad-Supported. We identify our reportable segments based on the organizational units used by management to monitor performance and make operating decisions. See Note 5 to our condensed consolidated financial statements for additional information regarding our reportable segments.

Premium

We generate revenue for our Premium segment through the sale of the Premium Service. The Premium Service is sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from the end user.  Additionally, we bundle the Premium Service with third-party services and products.

Ad-Supported

We generate revenue for our Ad-Supported segment from the sale of display, audio, and video advertising delivered through advertising impressions. We generally enter into arrangements with advertising agencies that purchase advertising on our platform on behalf of the agencies’ clients.

Components of our Operating Results

Cost of Revenue. Cost of revenue consists predominantly of royalty and distribution costs related to content streaming. We incur royalty costs, which we pay to certain record labels, music publishers, and other rights holders, for the right to stream music to our users. Royalties are typically calculated monthly based on the combination of a number of different elements. Generally, Premium Service royalties are based on the greater of a percentage of revenue and a per user amount. Royalties for the Ad-Supported Service are typically a percentage of revenue, although certain agreements are based on the greater of a percentage of revenue and an amount for each time a sound recording and musical composition is streamed. We have negotiated lower per user amounts for our lower priced subscription plans such as Family Plan and Student Plan users. In our agreements with certain record labels, the percentage of revenue used in the calculation of royalties is generally dependent upon certain targets being met. The targets can include such measures as the number of Premium Subscribers, the ratio of Ad-Supported Users to Premium Subscribers, and/or the rates of Premium Subscriber churn. With minor exceptions, we are effectively currently meeting the targets and consequently we are generally paying the lowest percentage of revenue possible per the agreements. In addition, royalty rates vary by country. Some of our royalty agreements require that royalty costs be paid in advance or are subject to minimum guaranteed amounts. For the majority of royalty agreements incremental costs incurred due to un-recouped advances and minimum guarantees have not been significant to date. We also have certain so-called most favored nation royalty agreements, which require us to record additional costs if certain material contract terms are not as favorable as the terms we have agreed to with similar licensors.

Cost of revenue also includes credit card and payment processing fees for subscription revenue, customer service, certain employee compensation and benefits, cloud computing, streaming, facility, and equipment costs, as well as amounts incurred to produce podcasts and other content.

Additionally, cost of revenue includes discounted trial costs related to our bi-annual trial programs. While we believe our trial programs help drive incremental revenue and gross margins as users convert to full-time Premium Subscribers, these trial programs, which historically have typically begun in the last month of the second and fourth quarters of each year, have led to decreases in gross margins in the first and third calendar quarters as we absorb the promotional expenses of the discounted trial offers.

Research and development. We invest heavily in research and development in order to drive user engagement and customer satisfaction on our platform, which we believe helps to drive organic growth in new MAUs, which in turn drives additional growth in, and better retention of, Premium Subscribers, as well as increased advertising opportunities to Ad-Supported Users. We aim to design products and features that create and enhance user experiences, and new technologies are at the core of many of these opportunities. Expenses primarily comprise costs incurred for development of products related to our platform and Service, as well as new advertising products and improvements to our mobile application and desktop application and streaming services. The costs incurred include related facility costs, consulting costs, and employee compensation and benefits costs. We expect engineers to represent a significant portion of our employees over the foreseeable future.

Many of our new products and improvements to our platform require large investments and involve substantial time and risks to develop and launch. Some of these products may not be well received or may take a long time for users to adopt. As a result, the benefits of our research and development investments are difficult to forecast.

Sales and Marketing. Sales and marketing expenses primarily comprise employee compensation and benefits, live events and trade shows, public relations, branding, consulting expenses, customer acquisition costs, advertising, amortization of trade name intangible assets, the cost of working with music record labels, publishers, songwriters, and artists to promote the availability of new releases on our platform, and the costs of providing free trials of Premium Services. Expenses included in the cost of providing free trials are derived primarily from per user royalty fees determined in accordance with the rights holder agreements.

General and Administrative. General and administrative expenses primarily comprise employee compensation and benefits for functions such as finance, accounting, analytics, legal, human resources, consulting fees, and other costs including facility and equipment costs, officers’ liability insurance, director fees, and fair value adjustments on contingent consideration.

Results of Operations

Revenue

	Three months ended June 30,				Six months ended June 30,
	2019	2018	Change		2019	2018	Change
	(in € millions, except percentages)
Premium	1,502	1,150	352	31%	2,887	2,187	700	32%
Ad-Supported	165	123	42	34%	291	225	66	29%
Total	1,667	1,273	394	31%	3,178	2,412	766	32%

Premium revenue

For the three months ended June 30, 2019 and 2018, Premium revenue comprised 90% of our total revenue in each period. For the three months ended June 30, 2019 as compared to the three months ended June 30, 2018, Premium revenue increased €352 million or 31%. The increase was attributable primarily to a 31% growth in the number of Premium Subscribers.

For the six months ended June 30, 2019 and 2018, Premium revenue comprised 91% of our total revenue in each period. For the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, Premium revenue increased €700 million or 32%. The increase was attributable primarily to a 31% increase in the number of Premium Subscribers.

Ad-Supported revenue

For the three months ended June 30, 2019 and 2018, Ad-Supported revenue comprised 10% of our total revenue in each period. For the three months ended June 30, 2019 as compared to the three months ended June 30, 2018, Ad-Supported revenue increased €42 million or 34%. This increase was due primarily to a 21% increase in the number of impressions sold, driven largely by the growth in our programmatic channel (i.e., impressions sold using an automated online platform), which grew revenue 65% year-over-year, accounting for 25% of our Ad-Supported revenue.

For the six months ended June 30, 2019 and 2018, Ad-Supported revenue comprised 9% of our total revenue in each period. For the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, Ad-Supported revenue increased €66 million or 29%. This increase was due primarily to a 17% increase in the number of impressions sold, driven largely by the growth in our programmatic channel, which grew revenue 55% year-over-year, accounting for 24% of our Ad-Supported revenue.

Foreign exchange impact on total revenue

The general weakening of the Euro, relative primarily to the U.S. dollar, for the three and six months ended June 30, 2019, as compared to the same periods in 2018, had a favorable impact on our revenue. We estimate that total revenue for the three and six months ended June 30, 2019 would have been approximately €33 million and €66 lower, respectively, if foreign exchange rates had remained consistent with foreign exchange rates for the comparable periods in 2018.

Cost of revenue

	Three months ended June 30,				Six months ended June 30,
	2019	2018	Change		2019	2018	Change
	(in € millions, except percentages)
Premium	1,094	841	253	30%	2,120	1,608	512	32%
Ad-Supported	139	103	36	35%	251	192	59	31%
Total	1,233	944	289	31%	2,371	1,800	571	32%

Premium cost of revenue

For the three months ended June 30, 2019 as compared to the three months ended June 30, 2018, Premium cost of revenue increased €253 million, or 30%, and Premium cost of revenue as a percentage of Premium revenue remained at 73%. The increase in Premium cost of revenue was driven by growth in new Premium Subscribers resulting in higher royalty costs and payment fees of €226 million and €10 million, respectively. The three months ended June 30, 2019 included charges related to disputes with certain rights holders of €8 million.

For the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, Premium cost of revenue increased €512 million, or 32%, and Premium cost of revenue as a percentage of Premium revenue decreased from 74% to 73%. The increase in Premium cost of revenue was driven primarily by the increase in new Premium Subscribers resulting in higher royalty costs, payment fees, and streaming delivery costs of €453 million, €22 million, and €8 million, respectively. The six months ended June 30, 2019 included charges related to disputes with certain rights holders of €8 million. The six months ended June 30, 2018 included changes in prior period estimates which reduced rights holders liabilities by €15 million.

Ad-Supported cost of revenue

For the three months ended June 30, 2019 as compared to the three months ended June 30, 2018, Ad-Supported cost of revenue increased €36 million, or 35%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue remained at 84%. The increase in Ad-Supported cost of revenue was driven by growth in advertising revenue resulting in higher royalty costs of €28 million. The three months ended June 30, 2019 included charges related to disputes with certain rights holders of €2 million.

For the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, Ad-Supported cost of revenue increased €59 million, or 31%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue increased from 85% to 86%. The increase in Ad-Supported cost of revenue was driven by growth in advertising revenue resulting in higher royalty costs of €44 million. The six months ended June 30, 2019 included charges related to disputes with certain rights holders of €2 million.

Foreign exchange impact on total cost of revenue

The general weakening of the Euro relative to certain foreign currencies, primarily the U.S. dollar, for the three months ended June 30, 2019, as compared to the same period in 2018, had an unfavorable impact on our cost of revenue. We estimate that total cost of revenue for the three and six months ended June 30, 2019 would have been approximately €23 million and €45 million lower, respectively, if foreign exchange rates had remained consistent with foreign exchange rates for the comparable period in 2018.

Gross profit and gross margin

	Three months ended June 30,				Six months ended June 30,
	2019	2018	Change		2019	2018	Change
	(in € millions, except percentages)
Gross profit
Premium	408	309	99	32%	767	579	188	32%
Ad-Supported	26	20	6	30%	40	33	7	21%
Consolidated	434	329	105	32%	807	612	195	32%
Gross margin
Premium	27%	27%			27%	26%
Ad-Supported	16%	16%			14%	15%
Consolidated	26%	26%			25%	25%

Premium gross profit and gross margin

For the three months ended June 30, 2019 as compared to the three months ended June 30, 2018, Premium gross profit increased by €99 million, and Premium gross margin remained at 27%. Premium gross margin remained flat due primarily to consistent licensing terms with the major labels year-over-year.

For the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, Premium gross profit increased by €188 million, and Premium gross margin increased from 26% to 27%. The increase in Premium gross margin was due mainly to a decrease in indirect royalty costs as a percentage of revenue, partially offset by charges for disputes to certain rights holders in 2019 and the benefit in 2018 related to changes in prior period estimates.

Ad-Supported gross profit and gross margin

For the three months ended June 30, 2019 as compared to the three months ended June 30, 2018, Ad-Supported gross profit increased by €6 million, and Ad-Supported gross margin remained at 16%. Ad-Supported gross margin remained steady largely due to no new major licensing agreements when compared to prior year.

For the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, Ad-Supported gross profit increased by €7 million, and Ad-Supported gross margin decreased from 15% to 14%. The slight decrease in Ad-Supported gross margin was due to an increase in podcast content costs that outpaced revenue growth.

Operating expenses

Research and development

	Three months ended June 30,				Six months ended June 30,
	2019	2018	Change		2019	2018	Change
	(in € millions, except percentages)
Research and development	151	143	8	6%	306	258	48	19%
As a percentage of revenue	9%	11%			10%	11%

For the three months ended June 30, 2019 as compared to the three months ended June 30, 2018, research and development costs increased €8 million, or 6%. The increase was due primarily to an increase in information technology costs of €4 million as a result of our increased usage of cloud computing services and additional software license fees. Personnel-related costs increased €2 million resulting from increased headcount to support our growth. The increase in personnel-related costs was due primarily to increased salaries of €11 million, share-based payments of €7 million, and other employee benefits of €4 million, partially offset by decreased social costs of €20 million.

For the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, research and development costs increased €48 million, or 19%, as we continually enhance our platform to retain and grow our user base. The increase was due primarily to an increase in personnel-related costs of €29 million and facilities costs of €6 million, each resulting from increased headcount and leased office space to support our growth. There also was an increase in information technology costs of €10 million due to an increase in our usage of cloud computing services and additional software license fees. The increase in personnel-related costs was due primarily to increased salaries of €23 million and share-based payments of €12 million, partially offset by decreased social costs of €12 million.

Sales and marketing

	Three months ended June 30,				Six months ended June 30,
	2019	2018	Change		2019	2018	Change
	(in € millions, except percentages)
Sales and marketing	200	173	27	16%	372	311	61	20%
As a percentage of revenue	12%	14%			12%	13%

For the three months ended June 30, 2019 as compared to the three months ended June 30, 2018, sales and marketing expense increased by €27 million, or 16%. The increase was due primarily to an increase in advertising costs of €17 million for marketing campaigns. There also was an increase in personnel-related costs of €10 million resulting from increased headcount to support our growth. The increase in personnel-related costs was due primarily to increased salaries of €8 million.

For the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, sales and marketing expense increased by €61 million, or 20%. The increase was due primarily to incremental advertising costs of €36 million for marketing campaigns. There also was an increase in personnel-related costs of €19 million from increased headcount to support our growth. The increase in personnel-related costs was due primarily to increased salaries of €13 million.

General and administrative

	Three months ended June 30,				Six months ended June 30,
	2019	2018	Change		2019	2018	Change
	(in € millions, except percentages)
General and administrative	86	103	(17)	(17)%	179	174	5	3%
As a percentage of revenue	5%	8%			6%	7%

For the three months ended June 30, 2019 as compared to the three months ended June 30, 2018, general and administrative expense decreased by €17 million or 17%. The decrease was due primarily to €30 million of expenses in the prior period relating to our direct listing. The decrease was partially offset by incremental external consulting and legal fees of €8 million. There also was an increase in personnel-related costs of €4 million resulting from increased headcount. The increase in personnel-related costs was due primarily to increased salaries of €10 million and share-based payments of €4 million, offset by decreased social costs of €12 million.

For the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, general and administrative expense increased €5 million or 3%. The increase was due primarily to an increase in personnel-related costs of €17 million and facilities costs of €4 million, each resulting from increased headcount and leased office space and an increase in external consulting and legal fees of €14 million. The increase in personnel-related costs was due primarily to increased salaries of €16 million and share-based payments of €5 million, partially offset by decreased social costs of €7 million. These expenses were partially offset by €35 million of expenses in the prior period relating to our direct listing.

Finance income

Finance income consists of fair value adjustment gains on certain financial instruments, interest income earned on our cash and cash equivalents and short-term investments, and foreign currency gains.

	Three months ended June 30,				Six months ended June 30,
	2019	2018	Change		2019	2018	Change
	(in € millions, except percentages)
Finance income	8	41	(33)	(80)%	42	56	(14)	(25)%
As a percentage of revenue	0%	3%			1%	2%

For the three months ended June 30, 2019 as compared to the three months ended June 30, 2018, finance income decreased €33 million due primarily to a decrease of €35 million in foreign exchange gains on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency.

For the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, finance income decreased €14 million. The decrease in finance income was due primarily to a decrease in foreign exchange gains on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency of €10 million and a decrease in other financial income of €7 million. These decreases were partially offset by a €6 million increase in interest income.

Finance costs

Finance costs consist of fair value adjustment losses on certain financial instruments, interest expense, and foreign currency losses.

	Three months ended June 30,				Six months ended June 30,
	2019	2018	Change		2019	2018	Change
	(in € millions, except percentages)
Finance costs	(64)	(343)	279	(81)%	(220)	(497)	277	(56)%
As a percentage of revenue	(4)%	(27)%			(7)%	(21)%

For the three months ended June 30, 2019 as compared to the three months ended June 30, 2018, finance costs decreased €279 million. This decrease was due primarily to a decrease in fair value losses recorded for outstanding warrants of €185 million and decrease of expense recorded for Convertible Notes of €123 million, due to the derecognition of our Convertible Notes upon direct listing in 2018. These decreases were partially offset by interest expense on lease liabilities of €10 million, due to the adoption of IFRS 16 on January 1, 2019, and an increase in foreign exchange losses on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency of €19 million.

For the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, finance costs decreased €277 million due primarily to a decrease in fair value losses recorded for outstanding warrants of €99 million and decrease of expense recorded for Convertible Notes of €201 million, due to the derecognition of our Convertible Notes upon direct listing in 2018. These decreases were partially offset by interest expense on lease liabilities of €10 million due to the adoption of IFRS 16 on January 1, 2019.

Income tax expense/(benefit)

	Three months ended June 30,				Six months ended June 30,
	2019	2018	Change		2019	2018	Change
	(in € millions, except percentages)
Income tax expense/(benefit)	17	2	15	NM	(10)	(9)	(1)	11%
As a percentage of revenue	1%	0%			(0)%	(0)%

For the three months ended June 30, 2019 as compared to the three months ended June 30, 2018, income tax expense increased €15 million. The increase in income tax expense is due primarily to the current tax impact of stock option exercises and a decrease in the recognition of deferred tax assets as a result of the decrease in the fair value of our long term investment in TME.

For the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, income tax benefit increased €1 million. The increase in income tax benefit is due primarily to the recognition of deferred taxes as a result of the increase in the fair value of our long term investment in TME and non-tax deductible intangibles recognized through business combinations.

The Group is subject to deferred tax as a result of foreign exchange movements between USD, EUR, and SEK, primarily related to its investment in TME.

Net loss attributable to owners of the parent

	Three months ended June 30,				Six months ended June 30,
	2019	2018	Change		2019	2018	Change
	(in € millions, except percentages)
Net loss attributable to owners of the parent	(76)	(394)	318	(81)%	(218)	(563)	345	(61)%
As a percentage of revenue	(5)%	(31)%			(7)%	(23)%

For the three months ended June 30, 2019, as compared to the three months ended June 30, 2018, net loss attributable to owners of the parent decreased by €318 million, or 81%, due primarily to a decrease in operating loss and finance costs, offset by a decrease in finance income and an increase in income tax expense.

For the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, net loss attributable to owners of the parent decreased by €345 million, due primarily to a decrease in operating loss and finance costs, offset by a decrease in finance income.

EBITDA

	Three months ended June 30,				Six months ended June 30,
	2019	2018	Change		2019	2018	Change
	(in € millions, except percentages)
EBITDA	17	(84)	101	(120)%	(9)	(114)	105	92%
As a percentage of revenue	1%	(7)%			(0)%	(5)%

For the three months ended June 30, 2019 as compared to the three months ended June 30, 2018, EBITDA increased by €101 million or 120%. The increase was due to an increase in gross profit, partially offset by an increase in operating expenses, as described above.

For the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, EBITDA loss decreased €105 million or 92%. The decrease was due to an increase in gross profit, partially offset by an increase in operating expenses, as described above. For a discussion of the limitations associated with using EBITDA rather than IFRS measures and a reconciliation of EBITDA to net loss, see “Non-IFRS Financial Measures.”

Non-IFRS Financial Measures

We define EBITDA as net income/(loss) attributable to owners of the parent before finance income/(costs)—net, income tax (benefit)/expense, and depreciation and amortization. We believe EBITDA is useful to our management and investors as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls, and other factors that affect operating performance, and it removes the effect of items not directly resulting from our core operations. We believe that EBITDA also is useful to investors because this metric is frequently used by securities analysts, investors, and other interested parties in their evaluation of the operating performance of companies in the technology industry and other industries similar to ours. Our management also uses EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections. EBITDA has limitations as an analytical tool. EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, EBITDA is not intended to be a measure of discretionary cash to invest in the growth of our business, as it does not reflect tax payments, debt service requirements, capital expenditures, and certain other cash costs that may recur in the future. Management compensates for these limitations by relying on our results reported under IFRS as issued by International Accounting Standards Board (“IASB”) in addition to using EBITDA as a supplemental financial measure.

We define “Free Cash Flow” as net cash flows from operating activities less capital expenditures and change in restricted cash. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments and to service our debt. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows (used in)/from operating activities.

EBITDA and Free Cash Flow are non-IFRS measures and are not a substitute for IFRS measures in assessing our overall financial performance. Because EBITDA and Free Cash Flow are not measurements determined in accordance with IFRS, and are susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. You should not consider EBITDA and Free Cash Flow in isolation, or as a substitute for an analysis of our results as reported on our condensed consolidated financial statements appearing elsewhere in this document.

Set forth below is a reconciliation of EBITDA to net loss attributable to owners of the parent.

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	(in € millions)
Net loss attributable to owners of the parent	(76)	(394)	(218)	(563)
Finance (income)/costs – net	56	302	178	441
Income tax expense/(benefit)	17	2	(10)	(9)
Depreciation and amortization	20	6	41	17
EBITDA	17	(84)	(9)	(114)

Set forth below is a reconciliation of Free Cash Flow to net cash flows from operating activities for the periods presented.

	Six months ended June 30,
	2019	2018
	(in € millions)
Net cash flows from operating activities	299	114
Capital expenditures	(77)	(11)
Change in restricted cash	1	(11)
Free Cash Flow	223	92

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operating activities. Cash and cash equivalents and short term investment securities consist mostly of cash on deposit with banks, investments in money market funds, investments in government securities, corporate debt securities, and collateralized reverse purchase agreements. Cash and cash equivalents and short-term investments decreased by €311 million from €1,806 million as of December 31, 2018 to €1,495 million as of June 30, 2019.

We believe our existing cash and cash equivalent balances and the cash flow we generate from our operations will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our rate of revenue growth, the timing and extent of spending on content and research and development, the expansion of our sales and marketing activities, the timing of new product introductions, market acceptance of our products, our continued international expansion, competitive factors, and overall economic conditions, globally. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms or at all. For additional information, refer to the risk factors discussed under Part II – Other Information, “Item 1A. Risk Factors” below and in our other filings with the SEC.

We have planned capital expenditures of approximately €190 million in the next 12 months associated with the build-out of office space in New York, London, Los Angeles, Stockholm, and Boston among others.

Cash Flow

	Six months ended June 30,
	2019	2018
	(in € millions)
Net cash flows from operating activities	299	114
Net cash flows (used in)/from investing activities	(56)	122
Net cash flows (used in)/from financing activities	(239)	98
Free Cash Flow(1)	223	92

(1)

For a discussion of the limitations associated with using Free Cash Flow rather than IFRS measures, and a reconciliation of Free Cash Flow to net cash flows from operating activities, see “Non-IFRS Financial Measures” above.

Operating activities

Net cash flows from operating activities increased by €185 million to €299 million for the six months ended June 30, 2019 as compared to the six months ended June 30, 2018. The increase was due primarily to a decrease in operating loss of €81 million, which included the benefit of €35 million of charges related to our direct listing in 2018, and changes in working capital of €71 million, due to the timing of payments on our rights holders liabilities.

Investing activities

Net cash flows used in investing activities increased by €178 million for the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, due primarily to an increase in cash used in business combinations, net of cash acquired, of €315 million and increased capital expenditures of €66 million. These were partially offset by an increase in net cash inflows for purchases and sales of investments of €185 million.

Financing activities

Net cash flows used in financing activities increased by €337 million for the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, due primarily to treasury share purchases of €283 million and a decrease in proceeds from exercise of share options of €43 million.

Free Cash Flow

Free Cash Flow increased by €131 million to €223 million for the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, due primarily to the increase in net cash flows from operating activities of €185 million, partially offset by an increase in capital expenditures of €66 million.

Restrictions on Subsidiaries to Transfer Funds

The payment of dividends and the making, or repayment, of loans and advances to the Company by the Company’s direct subsidiaries and such payments by its indirect subsidiaries to their respective parent entities are subject to various restrictions. Future indebtedness of these subsidiaries may prohibit the payment of dividends or the making, or repayment, of loans or advances to the Company. In addition, the ability of any of the Company’s direct or indirect subsidiaries to make certain distributions may be limited by the laws of the relevant jurisdiction in which the subsidiaries are organized or located, including financial assistance rules, corporate benefit laws, liquidity requirements, requirements that dividends must be paid out of reserves available for distribution, and other legal restrictions which, if violated, might require the recipient to refund unlawful payments. Spotify AB, which, directly or indirectly through its subsidiaries, conducts much of the Group’s business, may only make dividends to the Company if there would continue to be full coverage of its restricted equity following such dividend, and only if doing so would be considered prudent under Swedish law given the needs of Spotify AB and its subsidiaries. Loans and other advances from Spotify AB to the Company may be subject to essentially the same restrictions as dividends. Since the Company is expected to rely primarily on dividends from its direct and indirect subsidiaries to fund its financial and other obligations, restrictions on its ability to receive such funds may adversely impact the Company’s ability to fund its financial and other obligations.

Indebtedness

As of June 30, 2019, we have no material outstanding indebtedness, other than lease liabilities recognized upon the adoption of IFRS 16. We may from time to time seek to incur additional indebtedness. Such indebtedness, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved may be material.

Off-Balance Sheet Arrangements

As of June 30, 2019, we do not have transactions with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, whereby we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2019:

	Payments due by period
Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in € millions)
Minimum guarantees[1]	590	538	52	—	—
Lease obligations[2]	847	71	143	140	493
Purchase obligations[3]	229	89	140	—	—
Total	1,666	698	335	140	493

(1)

We are subject to minimum royalty payments associated with our license agreements for the use of licensed content. See risk factors discussed under Part II – Other Information, Item 1A. “Risk Factors” below and in our other filings with the SEC.

(2)

Included in the lease obligations are short term leases and certain lease agreements that the Group has entered into, but have not yet commenced as of June 30, 2019. Lease obligations relate to our office space. The lease terms are between one and fifteen years. See Note 9 to the condensed consolidated financial statements for further details regarding leases.

(3)	We are subject to a service agreement with Google for the use of Google Cloud Platform with minimum spend commitments.

Subsequent to the period end, the Group signed multi-year license agreements with certain music labels and publishers. Included in these agreements are minimum guarantee commitments of approximately €850 million for royalty payments over the next two years.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our activities expose us to a variety of market risks. Our primary market risk exposures relate to currency, interest rate, share price, and investment risks. To manage these risks and our exposure to the unpredictability of financial markets, we seek to minimize potential adverse effects on our financial performance and capital.

Currency Risk

Currency risk manifests itself in transaction exposure, which relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). In 2017, we began entering into multiple foreign exchange forward contracts. Our general policy is to hedge transaction exposure on a case-by-case basis. Translation exposure relates to net investments in foreign operations. We do not conduct translation risk hedging.

The Group is subject to deferred tax as a result of foreign exchange movements between USD, EUR, and SEK, primarily related to its investment in TME.

Transaction Exposure Sensitivity

In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. Royalty payments are primarily settled in Euros and U.S. dollars. Hence, the operational need to net purchase foreign currency is due primarily to a deficit from such settlements.

The table below shows the immediate impact on net income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which we have transaction exposure, at June 30, 2019. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

2019	AUD	EUR	GBP	SEK	USD
	(in € millions)
(Increase)/decrease in loss before tax	(2)	(4)	4	(13)	64

Translation Exposure Sensitivity

The impact on our equity would be approximately €29 million if the Euro weakened by 10% against all translation exposure currencies, based on the exposure at June 30, 2019.

Interest Rate Risk

Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flow. Our exposure to interest rate risk is related to our interest-bearing assets, primarily our short term debt securities. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis point increase in interest rates would have impacted interest income by €1 million and €2 million for the three and six months ended June 30, 2019, respectively.

Share Price Risk

Share price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in the fair value of the Company’s ordinary share price. Our exposure to this risk relates primarily to the outstanding warrants.

The impact on the fair value of the warrants with an increase or decrease in the Company’s ordinary share price of 10% results in a range of €431 million to €601 million at June 30, 2019.

The impact on the accrual for social costs on outstanding share-based payment awards of an increase or decrease in the Company’s ordinary share price of 10% would result in a change of €17 million or €16 million, respectively, at June 30, 2019.

Investment Risk

We are exposed to investment risk as it relates to changes in the market value of our long term investments, due primarily to volatility in the share price used to measure the investment and exchange rates. The majority of our long term investments relate to TME. The impact on the fair value of the Group’s long term investment in TME with an increase or decrease of TME’s share price, used to value our equity interest, of 10% results in a range of €1,678 million to €2,051 million at June 30, 2019.

Critical Accounting Policies, Estimates

We prepare our condensed consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates.

We believe that the assumptions and estimates associated with revenues, share-based payments, content, warrants, business combinations, and income taxes have the greatest potential impact on our condensed consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

There have been no material changes to our critical accounting policies and estimates, except those relating to business combinations noted below, as compared to the critical accounting policies and estimates described in our Annual Report on Form 20-F filed with the SEC on February 12, 2019 (“Form 20-F”).

In business combinations, we allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identified assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates, assumptions, and judgments, especially with respect to intangible assets.

Recent Accounting Pronouncements

See Note 2 to our interim condensed consolidated financial statements included in this document for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this document.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

The Group is from time to time subject to various claims, lawsuits and other legal proceedings. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, our potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. The Group recognizes provisions for claims or pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. If management’s estimates prove incorrect, current reserves could be inadequate and the Group could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth, and cash flows.

Between December 2015 and January 2016, two putative class action lawsuits were filed against us in the U.S. District Court for the Central District of California, alleging that we unlawfully reproduced and distributed musical compositions without obtaining licenses. These cases were subsequently consolidated in May 2016 and transferred to the U.S. District Court for the Southern District of New York in October 2016, as Ferrick et al. v. Spotify USA Inc., No. 1:16-cv-8412-AJN (S.D.N.Y.). In May 2017, the parties reached a signed class action settlement agreement, pursuant to which we will be responsible for (i) a US$43 million cash payment to a fund for the class, (ii) all settlement administration and notice costs, expected to be between US$1 million to US$2 million, (iii) a direct payment of class counsel’s attorneys’ fees of up to US$5 million dollars, (iv) future royalties for any tracks identified by claimants, as well as other class members who provide proof of ownership following the settlement, and (v) reserving future royalties for unmatched tracks. On May 22, 2018, the court granted final approval of the settlement. All appeals of the court’s final approval have been dismissed, and the April 15, 2019 deadline for appellants to appeal to the U.S. Supreme Court has passed, and thus the settlement is now effective.

Even with the effectiveness of the settlement, we may still be subject to claims of copyright infringement by rights holders who have purported to opt out of the settlement or who may not otherwise be covered by its terms. For example, since July 2017, six lawsuits alleging unlawful reproduction and distribution of musical compositions have been filed against us in (i) the U.S. District Court for the Middle District of Tennessee (Bluewater Music Services Corporation v. Spotify USA Inc., No. 3:17-cv-01051; Gaudio et al. v. Spotify USA Inc., No. 3:17-cv-01052; Robertson et al. v. Spotify USA Inc., No. 3:17-cv-01616; and A4V Digital, Inc. et al. v. Spotify USA Inc., 3:17-cv-01256), (ii) in the U.S. District Court for the Southern District of Florida (Watson Music Group, LLC v. Spotify USA Inc., No. 0:17-cv-62374), and (iii) the U.S. District Court for the Central District of California (Wixen Music Publishing Inc. v. Spotify USA, Inc., 2:17-cv-09288) (alleging that Spotify has infringed the copyrights in over 10,000 musical compositions). The complaints sought an award of damages, including the maximum statutory damages allowed under U.S. copyright law of US$150,000 per work infringed. The Wixen v. Spotify lawsuit was voluntarily dismissed on December 20, 2018 after the parties reached a mutual settlement. The Watson v. Spotify lawsuit was voluntarily dismissed on April 24, 2019 following the resolution of all appeals of the Ferrick class action settlement. The Robertson v. Spotify lawsuit was voluntarily dismissed on May 2, 2019 after the parties reached a mutual settlement. During the second quarter of 2019, we agreed to settlements in principle in the Bluewater v. Spotify, Gaudio v. Spotify and A4V v. Spotify lawsuits and expect these matters to be dismissed following the finalization of the settlement agreements.

On February 25, 2019, Warner/Chappell Music Limited (“WCM”) filed a lawsuit against us in the High Court of Bombay, India, alleging that we sought to exploit WCM’s copyrights in musical compositions in India without obtaining a license. WCM has sought injunctive relief to preclude use of their compositions on the Spotify service in India. On April 22, 2019, Saregama India Limited filed a lawsuit against us in the High Court of Delhi, India, alleging copyright infringement, and has sought injunctive relief. We are currently assessing the potential impact of these claims, but any unfavorable outcome could harm our business in India. We intend to vigorously defend these actions.

Item 1A. Risk Factors

There have been no material changes from the risk factors in Part I, Item 3.D. of our Form 20-F.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Share repurchase activity during the three months ended June 30, 2019 was as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs	Maximum Value of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2019 - April 30, 2019	—	$—	—	8,293,320	$774,500,558
May 1, 2019 - May 31, 2019	718,935	$131.25	718,935	7,574,385	$680,140,410
June 1, 2019 - June 30, 2019	653,961	$141.52	653,961	6,920,424	$587,594,462
Total	1,372,896	$136.14	1,372,896	6,920,424	$587,594,462

(1)

On November 5, 2018, the Company announced that the Board of Directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2016. The repurchase program will expire on April 21, 2021. The timing and actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The repurchase program will be executed consistent with the Company's capital allocation strategy of prioritizing investment to grow the business over the long term.

Item 3. Defaults Upon Senior Securities

None.

Item 5. Other Information

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: July 31, 2019	By:	/s/ Barry McCarthy
	Name:	Barry McCarthy
	Title:	Chief Financial Officer